FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Ivy		Madie		ESG Re Limited ESREF				Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	1330 Avenue of the Americas						12/17/2002

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	New York	New York	10019						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Shares, par value $1.00 per share													42,874		D

	Common Shares, par value $1.00 per share													79,914		(I)		(1)

	Common Shares, par value $1.00 per share													1,087,312		(I)		(2)

	Common Shares, par value $1.00 per share													109,895		(I)		As trustee (3)

	Common Shares, par value $1.00 per share													5,348		(I)		As trustee (4)

	Common Shares, par value $1.00 per share													383,091		(I)		(5)

	Common Shares, par value $1.00 per share													1,133,088		(I)		(6)

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class A Warrants		$20/Sh										(D)		12/3/97	12/3/07

	Class A Warrants		$20/Sh										(D)		12/17/97	12/17/07

	Class A Warrants		$20/Sh										(D)		12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/97

	Class A Warrants		$20/Sh												12/17/97	12/17/97

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class A Warrants		$18.50/Sh												1/27/98	1/27/08

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Options (right to buy)		$20/Sh										(D)		12/12/97	12/12/07

	Options (right to buy)		$25.50/Sh										(D)		5/4/98	5/4/08

	Options (right to buy)		$16.81/Sh										(D)		2/25/99	2/25/09

	Options (right to buy)		$16.50/Sh										(D)		5/7/99	5/7/09

	Options (right to buy)		$5.4375/Sh										(D)		12/15/99	12/15/09

	Options (right to buy)		$4.32380/Sh												12/18/01	1/1/11

Options (right to buy)	$2.1222/Sh	(A)	(7)	1/1/11

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Sha	3,676				3,676		D

	Common sha	318				318		D

	Common sha	429				429		D

	Common sha	1,176				—		(I)		(1),(8)

	Common sha	102				—		(I)		(1),(8)

	Common sha	138				—		(I)		(1),(8)

	Common sha	107,451				107,451		(I)		(2)

	Common sha	871,427				871,427		(I)		(2)

	Common sha	105,097				105,097		(I)		(2)

	Common sha	276,240				276,240		(I)		(2)

	Common sha	1,176				1,176		(I)		As Trustee (3)

	Common sha	102				102		(I)		As Trustee (3)

	Common sha	137				137		(I)		As Trustee (3)

	Common sha	588				588		(I)		As Trustee (4)

	Common sha	51				51		(I)		As Trustee (4)

	Common sha	69				69		(I)		As Trustee (4)

	Common sha	51,777				51,777		(I)		(5)

	Common sha	4,422				4,422		(I)		(5)

	Common sha	5,969				5,969		(I)		(5)

	Common sha	86,147				86,147		(I)		(6)

	Common sha	7,443				7,443		(I)		(6)

	Common sha	10,048				10,048		(I)		(6)

	Common sha	35,714				—		(I)		(1),(8)

	Common sha	30,714				—		(I)		(1),(8)

	Common sha	70,000				—		(I)		(1),(8)

	Common sha	5,000				—		(I)		(1),(8)

	Common sha	350,000				—		(I)		(1),(8)

	Common sha	49,082				49,082		(I)		(1)

	Common sha	6,122				6,122		(I)		(1),(8)

Explanation of Responses:

(1)
Held by trust(s) foar the benefit of heir(s) of Madie Ivy. Madie Ivy is the Managing Member of the trustee of the trust(s).

  The reporting person disclaims beneficial owernership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for any purpose.

(2)
Held by two limited liability companies, of which Madie Ivy is a Managing Member and a Managing Member of the Managing Member, respectively.

(3)
Held by the Head Family Foundation.

(4)
Held by Head Company Pension Plan.

(5)
Held by a limited partnership, of which Madie Ivy is the Co-Chief Executive Officer of the General Partner.

(6)
Held by two limited partnerships, of which Madie Ivy is a Managing Member of the General Partner.

(7)
The option vests 50% on 1/15/02, 25% on 1/15/03 and 25% on 1/15/04.

(8)
Property exchange with trust(s) for the benefit of heir(s) of Madie Ivy.

/s/ Madie Ivy	19-Dec-02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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